UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

DIANA SHIPPING INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2066G104

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Sea Trade Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER (1) 19,165,545
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER (1) 19,165,545

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,165,545
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.31% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes 4,422,817 shares of the Common Stock, par value $0.01 per share (the “Common Stock”) of Diana Shipping Inc. (the “Issuer”) issuable to Sea Trade Holdings Inc. (“Sea Trade”) upon the exercise of 2,948,545 warrants distributed to the holders thereof on December 14, 2023 (the “New Warrants”).

(2)	Based upon 113,065,725 outstanding shares of Common Stock as reported in the Issuer’s Prospectus Supplement relating to the New Warrants filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2023 (the “Prospectus Supplement”). The denominator for this calculation includes an additional 4,422,817 shares of Common Stock issuable to Sea Trade upon exercise of the New Warrants.

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Transatlantic Shipholdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,165,545
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,165,545

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,165,545
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.31% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based upon 113,065,725 outstanding shares of Common Stock as reported in the Issuer’s Prospectus Supplement relating to the New Warrants filed with the SEC on December 14, 2023. The denominator for this calculation includes an additional 4,422,817 shares of Common Stock issuable to Sea Trade upon exercise of the New Warrants.

CUSIP No. Y2066G104

1.	NAMES OF REPORTING PERSONS Atlanta International Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,165,545
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,165,545

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,165,545
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.31% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based upon 113,065,725 outstanding shares of Common Stock as reported in the Issuer’s Prospectus Supplement relating to the New Warrants filed with the SEC on December 14, 2023. The denominator for this calculation includes an additional 4,422,817 shares of Common Stock issuable to Sea Trade upon exercise of the New Warrants.

Explanatory Note: This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) relating to the Common Stock, par value $0.01 per share (the “Common Stock”) of Diana Shipping Inc. (the “Issuer”) amends and supplements certain of the items set forth in the Schedule 13G filed by Sea Trade Holdings Inc., Atlanta International Inc. and Transatlantic Shipholdings Inc. (collectively, the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2022, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on February 13, 2023 (the “Original Schedule 13G” and as amended and supplemented by this Amendment No. 2, the “Schedule 13G”), as set forth below. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original Schedule 13G. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2.

The last paragraph of Item 2(a)-(c) of the Schedule 13G is hereby amended to read as follows:

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 4. Ownership.

The first two paragraphs of Item 4(a) of the Schedule 13G is amended and supplemented as follows:

Please refer to items 5-9 of the cover pages attached hereto for the amounts beneficially owned by the reporting persons as of the date of this Schedule 13G.

On December 14, 2023, Sea Trade acquired 2,948,545 New Warrants by way of distribution from the Issuer. On the date of this Schedule 13G Sea Trade owns 14,742,728 shares of Common Stock and 2,948,545 New Warrants, which are presently exercisable for 4,422,817 shares of Common Stock including the Bonus Share Fraction (as defined in the Issuer’s Prospectus Supplement).

Each of Transatlantic Shipholdings Inc. and Atlanta International Inc. expressly disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.

Item 4(b) of the Schedule 13G is amended and supplemented as follows:

 Please refer to item 11 of the cover pages attached hereto, including the related footnote.

Item 4(c) of the Schedule 13G is amended and supplemented as follows:

Please refer to items 5-8 of the cover pages attached hereto, including the related footnote.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	SEA TRADE HOLDINGS INC.

	By:	/s/ Robert G. Shaw
	Name:	Robert G. Shaw
	Title:	Managing Director and Secretary

TRANSATLANTIC SHIPHOLDINGS INC.

	By:	/s/ Robert G. Shaw
	Name:	Robert G. Shaw
	Title:	Managing Director and Secretary

ATLANTA INTERNATIONAL INC.

	By:	/s/ George Mouskas
	Name:	George Mouskas
	Title:	President